UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2021

Commission File Number 001-39237

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578), the Registration Statement of Atlas Corp filed with the SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536), and the Registration Statement of Atlas Corp filed with the SEC on July 16, 2021 on Form F-3 (Registration No. 333-257967).

Seaspan Corporation Financial Information

Part I to this Report contains certain financial information of Seaspan Corporation, a wholly owned subsidiary of Atlas Corp., for the quarter ended September 30, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: November 15, 2021	By:	/s/ Graham Talbot
Graham Talbot
Chief Financial Officer
(Principal Financial and Accounting Officer)

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED SEPTEMBER 30, 2021

Unless we otherwise specify, when used in this Report, the term “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. The term “Atlas” refers to Atlas Corp., our parent company.

SEASPAN CORPORATION

PART I – FINANCIAL INFORMATION

ITEM 1 – INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in millions of United States dollars)

	September 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$140.4	$243.5
Accounts receivable	38.1	20.9
Due from related party (note 2)	32.7	19.5
Prepaid expenses and other	32.4	31.5
Net investment in lease (note 3)	13.7	10.7
	257.3	326.1

Vessels (note 4)	7,688.7	6,619.6
Right-of-use asset (note 5)	751.5	838.6
Net investment in lease (note 3)	578.0	418.6
Goodwill	75.3	75.3
Derivative instruments (note 14(c))	53.1	19.2
Other assets (note 6)	190.5	186.9
	$9,594.4	$8,484.3
Liabilities and shareholder's equity
Current liabilities:
Accounts payable and accrued liabilities	$113.1	$88.9
Deferred revenue	20.3	26.3
Long-term debt - current (note 7)	371.9	321.7
Operating lease liabilities - current (note 8)	153.5	159.1
Other financing arrangements - current (note 9)	92.7	64.1
Other liabilities - current	17.4	2.8
	768.9	662.9

Long-term debt (note 7)	3,702.5	3,025.0
Operating lease liabilities (note 8)	588.0	668.1
Other financing arrangements (note 9)	1,096.9	801.7
Derivative instruments (note 14(c))	90.3	68.9
Other liabilities	12.3	10.4
Total liabilities	6,258.9	5,237.0

Shareholder's equity:
Share capital	2.5	2.5
Additional paid in capital	3,563.3	3,557.8
Deficit	(210.9)	(292.7)
Accumulated other comprehensive loss	(19.4)	(20.3)
	3,335.5	3,247.3
	$9,594.4	$8,484.3

Commitments and contingencies (note 12)

Subsequent events (note 15)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue (note 11)	$379.0	$305.9	$1,063.4	$902.2
Operating expenses:
Ship operating	73.0	67.3	215.6	180.8
Depreciation and amortization	77.5	73.6	228.6	212.9
General and administrative	10.8	7.0	30.0	22.8
Operating leases (note 8)	35.6	36.0	107.0	111.3
	196.9	183.9	581.2	527.8
Operating earnings	182.1	122.0	482.2	374.4
Other expenses (income):
Interest expense	45.0	40.7	138.0	134.5
Interest income	(0.1)	(0.3)	(0.3)	(1.2)
Loss on debt extinguishment (note 7)	70.9	—	127.0	—
Loss (gain) on derivative instruments (note 14 (c))	(3.5)	2.2	7.6	34.0
Other expenses	2.6	1.1	5.1	2.0
	114.9	43.7	277.4	169.3
Net earnings	$67.2	$78.3	$204.8	$205.1

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in millions of United States dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net earnings	$67.2	$78.3	$204.8	$205.1
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 14(c))	0.3	0.3	0.9	1.0
Comprehensive income	$67.5	$78.6	$205.7	$206.1

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statement of Shareholder’s Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares)

Three months ended September 30, 2021

	Number of		Additional		Accumulated other	Total
	common	Common	paid-in		comprehensive	shareholder's
	shares	shares	capital	Deficit	loss	equity
Balance, June 30, 2021, carried forward	249,219,800	$2.5	$3,561.7	$(278.1)	$(19.7)	$3,266.4
Net earnings	—	—	—	67.2	—	67.2
Other comprehensive income	—	—	—	—	0.3	0.3
Dividends on common shares	—	—	—	—	—	—
Share-based compensation expense (note 2)	—	—	1.6	—	—	1.6
Balance, September 30, 2021	249,219,800	$2.5	$3,563.3	$(210.9)	$(19.4)	$3,335.5

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statement of Shareholder’s Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares)

Three months ended September 30, 2020

					Accumulated other	Total
	Number of	Common	Additional	Retained	comprehensive	shareholder's
	common shares	shares	paid-in capital	earnings	loss	equity
Balance, June 30, 2020	249,219,800	$2.5	$3,556.0	$(432.4)	$(20.9)	$3,105.2
Net earnings	—	—	—	78.3	—	78.3
Other comprehensive income	—	—	—	—	0.3	0.3
Share-based compensation expense	—	—	0.7	—	—	0.7
Balance, September 30, 2020	249,219,800	$2.5	$3,556.7	$(354.1)	$(20.6)	$3,184.5

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statement of Shareholder’s Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares)

Nine months ended September 30, 2021

	Number of		Additional		Accumulated other	Total
	common	Common	paid-in		comprehensive	shareholder's
	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2020, carried forward	249,219,800	$2.5	$3,557.8	$(292.7)	$(20.3)	$3,247.3
Net earnings	—	—	—	204.8	—	204.8
Other comprehensive income	—	—	—	—	0.9	0.9
Dividends on common shares	—	—	—	(123.0)	—	(123.0)
Share-based compensation expense (note 2)	—	—	5.5	—	—	5.5
Balance, September 30, 2021	249,219,800	$2.5	$3,563.3	$(210.9)	$(19.4)	$3,335.5

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statement of Shareholder’s Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares)

Nine months ended September 30, 2020

							Accumulated
	Number of	Number of			Additional		other	Total
	common	preferred	Common	Preferred	paid-in		comprehensive	shareholder’s
	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2019, carried forward	215,675,599	33,335,570	$1.8	$0.3	$3,452.9	$(200.7)	$(21.6)	$3,232.7
Impact of accounting policy change	—	—	—	—	—	(2.3)	—	(2.3)
Adjusted balance, December 31, 2019	215,675,599	33,335,570	1.8	0.3	3,452.9	(203.0)	(21.6)	3,230.4
Net earnings	—	—	—	—	—	205.1	—	205.1
Other comprehensive income	—	—	—	—	—	—	1.0	1.0
Capital contribution from Atlas	—	—	—	—	100.0	—	—	100.0
Dividend declared to Atlas	—	—	—	—	—	(20.0)	—	(20.0)
Cancellation of preferred shares	33,335,570	(33,335,570)	0.3	(0.3)	—	—	—	—
Dividends on common shares	—	—	—	—	—	(322.9)	—	(322.9)
Dividends on preferred shares	—	—	—	—	—	(16.8)	—	(16.8)
Shares issued through dividend reinvestment program	7,943	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense	162,910	—	—	—	3.7	—	—	3.7
Treasury shares	37,778	—	0.4	—	—	—	—	0.4
Deconsolidation of Atlas	—	—	—	—	—	3.6	—	3.6
Balance, September 30, 2020	249,219,800	—	$2.5	—	$3,556.7	$(354.1)	$(20.6)	$3,184.5

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in millions of United States dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Cash from (used in):
Operating activities:
Net earnings	$67.2	$78.3	$204.8	$205.1
Items not involving cash:
Depreciation and amortization	77.5	73.6	228.6	212.9
Change in right-of-use asset	31.6	30.3	92.9	89.1
Non-cash interest expense and accretion	7.0	9.1	28.1	26.9
Unrealized change in derivative instruments	(10.1)	(4.6)	(12.4)	18.3
Amortization of acquired revenue contracts	3.6	4.6	12.6	12.7
Loss on debt extinguishment	70.9	—	127.0	—
Other	(0.4)	2.0	2.6	5.7
Changes in assets and liabilities:
Accounts receivable	(12.5)	11.0	(33.6)	(24.2)
Net investment in lease	4.4	2.7	10.6	10.5
Prepaid expenses and other	(1.9)	3.0	(0.9)	(1.2)
Deferred dry-dock	(10.4)	(14.7)	(25.2)	(50.8)
Other assets	(1.8)	0.8	(7.4)	(2.4)
Accounts payable and accrued liabilities	15.6	(10.4)	13.4	8.3
Deferred revenue	0.9	3.4	(6.2)	0.3
Operating lease liabilities	(31.3)	(29.2)	(91.5)	(86.9)
Derivative instruments	6.7	6.8	20.1	15.7
Cash from operating activities	217.0	166.7	563.5	440.0

Investing activities:
Acquisition of /additions to vessels, including vessels under construction	(598.6)	(151.7)	(1,304.7)	(584.5)
Prepayment on vessel purchase	—	(4.4)	(132.3)	(40.2)
Payment on settlement of interest swap agreements	(5.6)	(5.4)	(19.0)	(13.5)
Other assets and liabilities	0.5	(0.5)	9.5	(12.4)
Cash used in investing activities	(603.7)	(162.0)	(1,446.5)	(650.6)

Financing activities:
Repayments of long-term debt and other financing arrangements	(240.4)	(127.2)	(1,197.7)	(613.6)
Issuance of long-term debt and other financing arrangements	958.7	188.2	2,793.4	950.1
Redemption of Fairfax Notes	(300.0)	—	(300.0)	—
Issuance of Fairfax Notes	—	—	—	100.0
Payment to Atlas to settle Fairfax Exchange (note 2)	—	—	(300.0)	—
Repayment of promissory note payable to Atlas (note 2)	—	—	(52.2)	—
Financing fees	(12.3)	(4.8)	(40.6)	(13.7)
Dividends on common shares	—	(48.0)	(123.0)	(322.9)
Dividends on preferred shares	—	—	—	(16.8)
Capital contribution from Atlas	—	—	—	100.0
Cash from financing activities	406.0	8.2	779.9	183.1
Increase (decrease) in cash and cash equivalents	19.3	12.9	(103.1)	(27.5)
Cash and cash equivalents and restricted cash, beginning of period	121.1	156.9	243.5	197.3
Cash and cash equivalents and restricted cash, end of period	$140.4	$169.8	$140.4	$169.8

Supplemental cash flow information (note 10)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

1.	Significant accounting policies:
(a)	Basis of presentation:

Except for the changes described in note 1(b), the accompanying interim financial information of Seaspan Corporation (the “Company” or “Seaspan”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2020 audited annual consolidated financial statements of Seaspan. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2020 annual consolidated financial statements of Seaspan filed with the U.S. Securities and Exchange Commission on an Atlas Corp. Form 6-K.

COVID-19 has had a negative effect on the global economy and has adversely impacted the industry that Seaspan operates in. In the second half of 2020 and throughout 2021, trade and charter rates have rebounded markedly due to increased demand and lack of capacity compared with the first half of 2020 when the containership industry experienced decreased container trade and reduced charter rates. However, global challenges in transferring crew members on and off vessels have remained throughout 2021. The duration and full effects of this global health emergency and related disruptions are uncertain as COVID-19 variants emerge and containment strategies continue to be adjusted. The Company continues to monitor the impact of the new variants of COVID-19, any increase in cases and/or the reinstatement of lockdowns and other restrictions, each of which could negatively impact the recovery from COVID-19. Negative impacts of COVID-19 are expected to reverberate beyond the duration of the pandemic itself. As a result, this increases the uncertainties and the degree of judgment associated with many of the Company’s estimates and assumptions. As events develop and additional information becomes available, the Company’s estimates may change in future periods.

(b)	Recent accounting pronouncements:

Discontinuation of LIBOR

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under its relevant U.S. GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU. The Company is currently evaluating the impact of this guidance.

Debt with conversion and other options

In August 2020, FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)”, which simplifies the accounting for convertible debt instruments by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized. The guidance is effective for annual reporting periods beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance.

(c)	Comparative information:

Certain prior period information has been reclassified to conform with current financial statement presentation.

2.	Related party transactions:

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

As at September 30, 2021, Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”) held approximately 40.5% of Atlas’ issued and outstanding common shares, and Atlas holds all of the issued and outstanding common shares of Seaspan. For the three and nine months ended September 30, 2021, interest expense related to Seaspan’s notes held by Fairfax, including the 5.5% senior notes due 2025 (the “2025 Fairfax Notes”), the 5.5% senior notes due 2026 (the “2026 Fairfax Notes”) and the 5.5% senior notes due 2027 (the “2027 Fairfax Notes” and together with the 2025 Fairfax Notes and 2026 Fairfax Notes, the “Fairfax Notes”), excluding amortization of the debt discount, was $2,513,000 and $19,204,000, respectively (2020 - $8,221,000 and $23,864,000, respectively). For the three and nine months ended September 30, 2021, amortization of debt discount was $3,655,000 and $13,059,000, respectively (2020 - $5,042,000 and $14,920,000, respectively).

In June 2021, Atlas and Seaspan exchanged and amended the Fairfax Notes. Pursuant to this transaction, Atlas exchanged $200,000,000 aggregate principal amount of the 2026 Fairfax Notes and all $100,000,000 aggregate principal amount of the 2027 Fairfax Notes for (i) 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares of Atlas (the “Series J Preferred Shares”), representing total liquidation value of $300,000,000, and (ii) 1,000,000 five year warrants to purchase an equal number of Atlas common shares at an exercise price of $13.71 per share (the “Fairfax Exchange”) (note 7(e)). Subsequent to the Fairfax Exchange, Seaspan paid $300,000,000 to Atlas to settle the exchanged 2026 Fairfax Notes and 2027 Fairfax Notes and the notes were cancelled.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

2.	Related party transactions (continued):

In connection with the Fairfax Exchange, the Fairfax Holders also agreed to amend the terms of the $300,000,000 aggregate principal amount of the Fairfax Notes that remained outstanding following the Fairfax Exchange (the “Amendment”), which included all $250,000,000 aggregate principal amount of the 2025 Fairfax Notes and $50,000,000 aggregate principal amount of the 2026 Fairfax Notes. The Amendment, among other things, eliminated the Fairfax Holders’ mandatory redemption and put rights and released and discharged all outstanding guarantees and liens on collateral thereunder. The Fairfax Holders also agreed to terminate Seaspan’s Amended and Restated Pledge and Collateral Agent Agreement and to release and discharge all liens on collateral thereof (note 11(e)). During the three months ended September 30, 2021, the Company redeemed for cash the remaining 2025 Fairfax Notes and 2026 Fairfax Notes at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest.

Transactions with Atlas Corp.

The Company makes dividend payments to Atlas on a quarterly basis to service Atlas’ payment of dividends to holders of its common and preferred shares. During the three and nine months ended September 30, 2021, the Company declared dividends of nil and $123,000,000, respectively (2020 - nil and $359,700,000, respectively) to Atlas.

The Company routinely makes payments to cover expenses on behalf of Atlas. As of September 30, 2021, amounts due from Atlas are non-interest bearing, unsecured and have no fixed repayment terms. The Company provides certain management services to Atlas in exchange for a management fee. For the three and nine months ended September 30, 2021, the management service revenue recognized from this arrangement was $2,437,000 and $7,111,000, respectively (2020 – nil). During the nine months ended September 30, 2021, the Company repaid an intercompany promissory note of $52,198,825 to Atlas in relation to the exchange of the 2027 Notes (as defined in note 7(d)).

During the three and nine months ended September 30, 2021, Atlas granted 550,000 and 802,494 restricted stock units to certain members of senior management of Seaspan, under the Atlas Stock Incentive Plan.

The Company’s 3.75% exchangeable senior unsecured notes due in 2025 (“Exchangeable Notes”), of which there was $195,890,000 aggregate principal amount outstanding net of debt discount as at September 30, 2021 (December 31, 2020 – $195,000,000) are exchangeable for common shares of Atlas.

3.	Net investment in lease:

	September 30, 2021	December 31, 2020
Undiscounted lease receivable	$1,098.5	$773.2
Unearned interest income	(506.8)	(343.9)
Net investment in lease	$591.7	$429.3

	September 30, 2021	December 31, 2020
Lease receivables	$585.0	$429.3
Unguaranteed residual value	6.7	—
Net investment in lease	591.7	429.3
Current portion of net investment in lease	(13.7)	(10.7)
Long-term portion of net investment in lease	$578.0	$418.6

In February 2021, the Company commenced a fixed rate bareboat charter with a term of 18 years on a recently acquired 12,000 TEU vessel, which has been classified as a sales-type lease. No gain or loss was recognized on commencement date.

In September 2021, the Company commenced a fixed rate bareboat charter with a term of 18 years on a 12,200 TEU vessel, which has been classified as a sales-type lease. No gain or loss was recognized on commencement date.

At September 30, 2021, the undiscounted minimum cash flows related to lease receivable on financing leases are as follows:

Remainder of 2021	$15.5
2022	61.7
2023	61.7
2024	61.8
2025	61.7
Thereafter	836.1
$1,098.5

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

4.	Vessels:

September 30, 2021	Cost	Accumulated depreciation	Net book value
Vessels	$9,447.9	$(2,779.1)	$6,668.8
Vessels under construction	1,019.9	—	1019.9
Total	$10,467.8	$(2,779.1)	$7,688.7

December 31, 2020	Cost	Accumulated depreciation	Net book value
Vessels	$9,148.9	$(2,571.3)	$6,577.6
Vessels under construction	42.0	—	42.0
Total	$9,190.9	$(2,571.3)	$6,619.6

Upon commencement of a fixed rate bareboat charter in February 2021, $88,060,575 was reclassified to net investment in lease from vessels (note 3).

In April and May 2021, the Company took delivery of two 8,500 TEU vessels, for an aggregate purchase price of $104,500,000.

In May and July 2021, the Company took delivery of two 15,000 TEU vessels, for an aggregate purchase price of $254,000,000.

In September 2021, the Company took delivery of one 12,200 TEU vessel that was previously under construction for an aggregate purchase price of $83,965,000. This vessel commenced 18-year bareboat charter upon delivery and the lease is classified as a sales-type lease (note 3).

During the three and nine months ended September 30, 2021, depreciation and amortization expense relating to vessels was $71,324,000 and $208,684,000, respectively (2020 – $66,052,000 and $191,887,000, respectively).

Vessels under construction:

In 2021 year to date, the Company has entered into shipbuilding contracts for two 24,000 TEU, six 12,000 TEU, twenty-six 15,000 TEU, six 15,500 TEU, and twenty-five 7,000 TEU vessels for an aggregate purchase price of $7,164,218,000 payable to the respective shipyards in installments. As at September 30, 2021, the Company has 69 vessels under construction (December 31, 2020 – 5 vessels).

As at September 30, 2021, the vessels under construction balance includes $5,496,000 and $9,405,000 of capitalized interest for the three and nine months ended September 30, 2021, respectively (September 30, 2020 – $nil).

As at September 30, 2021, the vessels under construction balance includes $538,612,000 and $974,865,000 of installment payments for the three and nine months ended September 30, 2021, respectively (September 30, 2020 – $nil).

5.	Right-of-use assets:

September 30, 2021	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,066.6	$(319.4)	$747.2
Other operating leases	9.4	(5.1)	4.3
Right-of-use assets	$1,076.0	$(324.5)	$751.5

December 31, 2020	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(228.0)	$832.9
Other operating leases	9.4	(3.7)	5.7
Right-of-use assets	$1,070.3	$(231.7)	$838.6

During the three and nine months ended September 30, 2021, the amortization in right-of-use assets was $31,600,000 and $92,900,000, respectively (2020 - $30,259,000 and $89,107,000, respectively).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

6.	Other assets:

	September 30, 2021	December 31, 2020
Intangible assets (a)	$67.3	$78.5
Deferred dry-dock (b)	73.4	63.8
Other	49.8	44.6
Other assets	$190.5	$186.9

(a)	Intangible assets

September 30, 2021	Cost	Accumulated amortization	Net book value
Customer contracts	$129.9	$(72.0)	$57.9
Other	14.2	(4.8)	9.4
	$144.1	$(76.8)	$67.3

December 31, 2020	Cost	Accumulated amortization	Net book value
Customer contracts	$129.9	$(58.6)	$71.3
Other	11.5	(4.3)	7.2
	$141.4	$(62.9)	$78.5

During the three and nine months ended September 30, 2021, the Company recorded $4,940,000 and $14,062,000, respectively (2020 - $4,839,000 and $14,682,000 respectively) of amortization expense related to intangible assets.

Future amortization expense of intangible assets is as follows:

Remainder of 2021	$4.5
2022	16.9
2023	13.2
2024	10.3
2025	6.5
Thereafter	15.9
$67.3

(b)	Deferred dry-dock

During the nine months ended September 30, 2021, changes in deferred dry-dock were as follows:

December 31, 2020	$63.8
Costs incurred	26.2
Amortization expensed (1)	(16.6)
September 30, 2021	$73.4

(1)	Amortization of dry-docking costs is included in depreciation and amortization.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

7.      Long-term debt:

	September 30, 2021	December 31, 2020
Revolving credit facilities (a) (c)	$544.1	$772.1
Term loan credit facilities (b) (c)	1,639.2	1,866.5
Senior unsecured notes (d)	1,250.0	80.0
Fairfax Notes (e)	—	600.0
Senior Unsecured Exchangeable Notes	201.3	201.3
Senior Secured Notes (f)	500.0	—
	4,134.6	3,519.9
Fair value adjustment on term loan credit facilities (b)	—	(0.1)
Debt discount on Fairfax Notes	—	(130.9)
Debt discount on Senior Unsecured Exchangeable Notes	(5.4)	(6.1)
Deferred financing fees	(54.8)	(36.1)
Long-term debt	4,074.4	3,346.7
Current portion of long-term debt	(371.9)	(321.7)
Long-term debt	$3,702.5	$3,025.0

(a)	Revolving credit facilities:

In May 2021, the Company refinanced one revolving credit facility which increased the aggregate commitments by $100,000,000 and extended the maturity by two years.

As at September 30, 2021, the Company had four revolving credit facilities available (December 31, 2020 – four revolving credit facilities) which provided for aggregate borrowings of up to $1,014,126,000 (December 31, 2020 – $939,119,000), of which $470,000,000 (December 31, 2020 - $167,000,000) was undrawn.

The following is a schedule of future minimum repayments under our revolving credit facilities as of September 30, 2021:

Remainder of 2021	$25.7
2022	460.2
2023	58.2
$544.1

As at September 30, 2021, the one month, three month, and six month average LIBOR on the Company’s revolving credit facilities was 0.1%, 0.1%, and 0.2%, respectively (December 31, 2020 – one month, three month, and six month average LIBOR of 0.2%, 0.2%, and 0.3% respectively) and the margins ranged between 0.5% and 2.3% (December 31, 2020 – 0.5% and 2.3%). The weighted average rate of interest, including the margin, for the Company’s revolving credit facilities was 1.0% as at September 30, 2021 (December 31, 2020 – 1.4%). Interest payments are made monthly, quarterly or semi-annually.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

7.	Long-term debt (continued):
(b)	Term loan credit facilities:

In May 2021, the Company amended and restated three term loan credit facilities which increased the aggregate commitments by $79,540,000 and extended maturities by two years.

As at September 30, 2021, the Company had $1,818,790,000 (December 31, 2020 - $2,116,480,000) of term loan credit facilities available, of which $179,540,000 (December 31, 2020 - $250,000,000) was undrawn. Two of the term loan credit facilities have revolving loan components which have been included in the revolving facilities.

The following is a schedule of future minimum repayments under our term loans credit facilities as of September 30, 2021:

Remainder of 2021	$125.2
2022	149.7
2023	196.4
2024	125.3
2025	122.4
Thereafter	920.2
$1,639.2

For all of the Company’s term loan credit facilities, except three, interest is calculated on three month or six month LIBOR plus a margin per annum, dependent on the interest period selected by the Company. The three month and six month average LIBOR was 0.1% and 0.2%, respectively (December 31, 2020 – 0.2% and 0.3%, respectively) and the margins ranged between 0.4% and 2.3% as at September 30, 2021 (December 31, 2020 – 0.4% and 4.3%).

For one of the term loan credit facilities with a total principal amount outstanding of $30,391,000 (December 31, 2020 - $39,970,000), interest is calculated based on the Export-Import Bank of Korea (“KEXIM”) rate plus 0.7% per annum.

For two of the term loan credit facilities with a total principal amount outstanding of $11,957,000 (December 31, 2020 – nil), interest is calculated based on a contractual rate of 3.8% per annum for both.

The weighted average rate of interest, including the applicable margin, was 2.0% at September 30, 2021 (December 31, 2020 – 2.3%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

(c)	Credit facilities – other:

As at September 30, 2021, the Company’s credit facilities were secured by first-priority mortgages granted on 69 of its vessels, together with other related security. The security for each of the Company’s current secured credit facilities includes:

•	A first priority mortgage on the vessels funded by the relevant credit facility;
•	An assignment of the Company’s time charters and earnings related to such vessels;
•	An assignment of the insurance on each of the vessels that are subject to a related mortgage;
•	A pledge over shares of various subsidiaries; and
•	A pledge over the related collection and/or retention accounts.

As at September 30, 2021, $1,363,641,000 principal amount of indebtedness under the Company’s term loan and revolving credit facilities was secured by a portfolio of 52 vessels, the composition of which can be changed and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including without limitation the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a replacement charter acceptable to lenders within a prescribed period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios and debt to assets ratios, as defined.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants at September 30, 2021.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

7.	Long-term debt (continued):
(d)	Senior unsecured notes:

In February 2021, the Company issued $200,000,000 of 6.5% senior unsecured sustainability-linked bonds in the Nordic bond market (“2024 Bonds”). In April 2021, the Company issued a further $300,000,000 of senior unsecured sustainability-linked bonds in the Nordic bond market (the “2026 Bonds” and together with the 2024 Bonds, the “Bonds”). The Bonds mature in February 2024 and April 2026, respectively, and bear interest at 6.5% per annum. If the sustainability performance targets are not met during the term of the Bonds, the Bonds will be settled at maturity at 100.5% of the initial principal. The Bonds are listed on the Oslo Stock Exchange.

In May 2021, Atlas exchanged an aggregate principal amount of $52,198,825 7.125% senior notes due 2027 of Seaspan Corporation, (the “2027 Notes”) for an equivalent amount of its 7.125% senior notes due 2027 (the “Atlas Notes”), registered under the Securities Act of 1933, as amended, and listed on the Nasdaq Global Market. In July 2021, Atlas exchanged an additional $151,000 of 2027 Notes for Atlas Notes, following which the Company redeemed all remaining 2027 Notes.

On July 14, 2021, the Company issued $750,000,000 of senior unsecured notes. These notes mature in 2029 and accrue interest at 5.5% per annum, payable semi-annually beginning on February 1, 2022. The notes are a blue transition bond developed to further the Company’s sustainability efforts.

(e)	Fairfax Notes:

Pursuant to the Fairfax Exchange, as described in note 2, Atlas exchanged $200,000,000 aggregate principal amount of the 2026 Fairfax Notes and all $100,000,000 aggregate principal amount of the 2027 Fairfax Notes for (i) 12,000,000 Series J 7.00% Cumulative Redeemable Perpetual Preferred Shares (the “Series J Preferred Shares”), representing total liquidation value of $300,000,000, and (ii) 1,000,000 five year warrants to purchase an equal number of shares of Atlas common stock at an exercise price of $13.71 per share. The exchanged 2026 Fairfax Notes and 2027 Fairfax Notes were subsequently cancelled.

In August 2021, the remaining 2025 Fairfax Notes and 2026 Fairfax Notes were redeemed for cash. As a result of the Fairfax Exchange and subsequent redemption of the 2025 Fairfax Notes and 2026 Fairfax Notes, the Company recorded a loss on debt extinguishment of $70,215,000 and $121,715,000 for the three and nine months ended September 30, 2021, respectively (September 30, 2020 - $nil), representing the write-off of the existing associated debt discount and deferred financing fees.

(f)	Senior Secured Notes:

In May 2021, the Company entered into a note purchase agreement to issue $500,000,000 of sustainability-linked, senior secured notes (the “Senior Secured Notes”) in a US private placement. The Senior Secured Notes comprise four series, each ranking pari passu with the Company’s existing and future debt financing program. The Series A, Series C and Series D Senior Secured Notes were issued in May 2021, with interest rates ranging from 3.91% to 4.26% and maturities from June 2031 to June 2036. The Series B Senior Secured Notes, which bear interest at 3.91% per annum and mature in 2031, were issued in August 2021. The Senior Secured Notes contain certain sustainability features and are subject to adjustment based on Seaspan’s achievements relative to certain key performance indicators.

8.	Operating lease liabilities:

	September 30, 2021	December 31, 2020
Operating lease commitments	$819.0	$923.8
Impact of discounting	(112.6)	(141.3)
Impact of changes in variable rates	35.1	44.7
Operating lease liabilities	741.5	827.2
Current portion of operating lease liabilities	(153.5)	(159.1)
Operating lease liabilities	$588.0	$668.1

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

8.	Operating lease liabilities (continued):

Operating lease costs related to vessel sale-leaseback transactions and other leases are summarized as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Lease costs:
Operating lease costs	$39.5	$41.0	$120.2	$122.1
Variable lease adjustments	(3.0)	(4.2)	(10.6)	(8.0)

Other information:
Operating cash outflow used for operating leases	35.6	35.2	106.6	110.2
Weighted average discount rate	4.8%	4.8%	4.8%	4.8%
Weighted average remaining lease term	6 years	7 years	6 years	7 years

In September 2021, an amendment was made to extend the lease term on an existing lease for an additional five years. The amendment resulted in the continuation of its treatment as an operating lease. The reassessment due to the modification resulted in an increase of $5,753,000 to lease liabilities and a corresponding increase to right-of-use assets.

9.	Other financing arrangements:

	September 30, 2021	December 31, 2020
Other financing arrangements	$1,211.2	$879.5
Deferred financing fees	(21.6)	(13.7)
Other financing arrangements	1,189.6	865.8
Current portion of other financing arrangements	(92.7)	(64.1)
Other financing arrangements	$1,096.9	$801.7

In January 2021, the Company made a payment of $69,166,000 to early terminate a sale-leaseback financing arrangement secured by one 11,000 TEU vessel. In March 2021, the Company entered into a new sale-leaseback financing arrangement of $83,700,000, secured by the same 11,000 TEU vessel.

In April 2021, the Company entered into $235,000,000 in sale-lease back finance arrangements to refinance three operating vessels, the funding of which was completed in May 2021.

In May 2021, the Company repaid $59,300,000 upon early termination of a financing arrangement secured by a 13,100 TEU vessel.

From April through September 2021, the Company entered into $1,962,146,000 in sale-leaseback financing arrangements (the “Newbuild Sale-Leasebacks”) related to 19 newbuild containerships, subject to satisfaction of customary closing conditions. The Newbuild Sale-Leasebacks partially fund pre-delivery payments related to the 19 newbuild containerships. During the three and nine months ended September 30, 2021, $72,000,000 and $135,000,000 was funded under the Newbuild Sale-Leasebacks.

Based on amounts funded, payments due to the counterparties are as follows:

Remainder of 2021	$22.9
2022	93.9
2023	94.2
2024	94.2
2025	87.1
Thereafter	818.9
$1,211.2

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

10.	Supplemental cash flow information:
	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Interest paid	$34.9	$33.5	$97.9	$109.1
Interest received	0.1	0.2	0.4	1.3
Undrawn credit facility fee paid	0.7	—	1.3	0.5
Non-cash investing and financing transactions:
Dividend reinvestment	—	—	—	0.1
Non-cash dividend to Atlas	—	—	—	20.0
Payments to the shipyard by financing company	72.0	—	72.0	—
Commencement of sales-type lease	85.0	—	173.0	57.0
Reclassification on lease modification	—	—	—	377.4
Change in right-of-use assets and operating lease liabilities	5.8	—	5.8	—
Prepayments transferred to vessels upon vessel delivery	6.4	—	12.7	42.4
Interest capitalized on vessels under construction	5.6	—	9.7	—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	September 30,
	2021	2020
Cash and cash equivalents	$140.4	$169.7
Restricted cash included in prepaid and other	—	0.1
Total cash, cash equivalents and restricted cash	$140.4	$169.8

11.	Revenue:

For the three and nine months ended September 30, 2021, and 2020, revenue consists of:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Time charter revenue	$364.6	$295.1	$1,021.3	$870.1
Interest income from leasing	11.0	9.4	32.0	31.1
Other	3.4	1.4	10.1	1.0
	$379.0	$305.9	$1,063.4	$902.2

As at September 30, 2021, the minimum future revenues to be received on committed operating leases and interest income from leasing are as follows:

	Operating lease (1)	Finance lease (2)	Total committed revenue
Remainder of 2021	$381.1	$12.6	$393.7
2022	1,473.4	48.8	1,522.2
2023	1,340.4	46.6	1,387.0
2024	1,041.0	44.0	1,085.0
2025	644.4	41.4	685.8
Thereafter	691.7	308.8	1,000.5
	$5,572.0	$502.2	$6,074.2

(1)	Minimum future operating lease revenue includes payments from signed charter agreements that have not yet commenced.
(2)	Minimum future interest income includes financing leases currently in effect.

Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements from undelivered vessels.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

12.	Commitments and contingencies:
(a)	Operating leases:

As at September 30, 2021, the commitments under operating leases for vessels was $814,106,000 for the remainder of 2021 to 2029 and for other operating leases was $4,894,000 for the remainder of 2021 to 2024. Total commitments under these leases are as follows:

Remainder of 2021	$35.0
2022	143.3
2023	146.2
2024	149.9
2025	126.2
Thereafter	218.4
$819.0

For operating leases indexed to three month LIBOR, commitments under these leases are calculated using the LIBOR in place as at September 30, 2021 for the Company.

(b)	Vessel commitment:

As at September 30, 2021, the Company had entered into agreements to acquire 69 vessels (December 31, 2020 – 5 vessels).

The Company has outstanding commitments for the remaining installment payments as follows:

Remainder of 2021	$245.8
2022	1,079.8
2023	2,962.1
2024	2,222.6
Total	$6,510.3

13.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
COSCO	$128.6	$95.5	$349.9	$300.4
Yang Ming Marine	61.8	64.8	188.0	190.9
ONE	63.9	64.2	192.8	172.3
Other	124.7	81.4	332.7	238.6
	$379.0	$305.9	$1,063.4	$902.2

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

14.	Financial instruments:
(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.

As of September 30, 2021, the fair value of the Company’s revolving credit facilities and term loans excluding deferred financing fees was $2,139,453,000 (December 31, 2020 - $2,599,197,000) and the carrying value was $2,183,376,000 (December 31, 2020 - $2,638,522,000). As of September 30, 2021, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, was $1,229,409,000 (December 31, 2020 - $891,710,000) and the carrying value was $1,211,242,000 (December 31, 2020 - $879,468,000). The fair value of the revolving and term loan credit facilities and other financing arrangements, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

As of September 30, 2021, the fair value of the Company’s senior unsecured notes was $1,293,227,000 (December 31, 2020 – $89,207,000) and the carrying value was $1,250,000,000 (December 31, 2020 – $80,000,000). The fair value of the Company’s Exchangeable Notes was $207,421,000 (December 31, 2020 - $195,232,000) and the carrying value was $201,250,000 (December 31, 2020 - $201,250,000) or $195,890,000 (December 31, 2020 - $195,000,000), net of debt discount. The fair value of the Company’s Sustainability-linked Senior Secured Notes was $456,002,000 and the carrying value was $500,000,000. The fair value is calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts are categorized as Level 2 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

The exchange feature embedded in the Exchangeable Notes and capped calls entered into in connection with the Exchangeable Notes are derivatives measured at fair value at the end of each reporting period. The embedded exchange feature derivative is measured at fair value using a partial differential equation, with a Monte Carlo model for certain features. The capped call derivative is measured at fair value using a binomial tree. These models utilize observable and unobservable market data, including stock price, expected volatility, risk-free interest rate and expected dividend yield, as applicable. The embedded exchange feature and capped call derivatives are classified as Level 3 as the Company uses expected volatility that is unobservable and significant to the valuation. In general, an increase in Atlas’s stock price or stock price volatility will increase the fair value of the embedded exchange feature and capped call derivatives which will result in an increase in loss and gain, respectively. As time to the expiration of the derivatives decreases, the fair value of the derivatives will decrease. The volatilities used as of September 30, 2021, for the embedded exchange feature were 42.63% and 29.95% for the capped call. The fair value of the embedded exchange feature and capped calls resulting from a change in volatility are included below.

	10% increase in volatility	10% decrease in volatility
Embedded exchange feature	$59.4	$42.7
Capped calls	54.8	43.0

Unobservable inputs for recurring and non-recurring Level 3 disclosures are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

14.	Financial instruments (continued):

(b)	Interest rate swap derivatives:

As of September 30, 2021, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of September 30, 2021	Maximum notional amount(1)	Effective date	Ending date
5.4200%	$286.2	$286.2	September 6, 2007	May 31, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
0.6300%	94.0	94.0	January 21, 2021	October 14, 2026
0.6600%	94.0	94.0	February 4, 2021	October 14, 2026
5.6000%	86.4	86.4	June 23, 2010	December 23, 2021	(2)
1.4900%	27.5	27.5	February 4, 2020	December 30, 2025
(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

If interest rates remain at their current levels, the Company expects that $22,284,000 would be settled in cash in the next 12 months on interest rate swaps maturing after September 30, 2021. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

(c)	Financial instruments measured at fair value:

The following provides information about the Company’s derivatives:

	September 30, 2021	December 31, 2020
Derivative assets
Interest rate swaps	$2.4	—
Capped call derivative asset	50.7	19.2
Derivative liabilities
Interest rate swaps	38.5	63.0
Derivative embedded exchange feature	51.8	5.9

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Gain (loss) recognized in net earnings:
Gain (loss) on interest rate swaps	$(0.2)	$(2.2)	$6.7	$(34.9)
Gain on derivative put instrument	—	—	0.1	0.9
Gain on capped call derivative asset	5.2	—	31.5	—
Loss on derivative embedded exchange feature	(1.5)	—	(45.9)	—
Loss reclassified from AOCL to net earnings(1)
Interest expense	—		—	(0.2)
Depreciation and amortization	(0.3)	(0.3)	(0.9)	(0.8)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive loss until September 30, 2008 when these contracts were voluntarily de-designated as accounting hedges. The amounts in accumulated other comprehensive loss are recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,055,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

15.	Subsequent events:
(a)	On October 1, 2021, the Company declared dividends of $46,000,000 on its common shares to Atlas, which was paid on October 27, 2021.
(b)

On October 29, 2021, the Company sold one 4,250 TEU vessel for an aggregate purchase price of $38,280,000. Through a series of transactions, the vessel was ultimately purchased by a wholly owned subsidiary of Zhejiang Energy Atlas Marine Technology Co., Ltd, which is 50% owned by Atlas. The Company continues to manage the ship operations of the vessel.

(c)	In October 2021, the Company entered into a facility agreement providing for an aggregate $633,088,000 in term loans, to finance eight newbuild containership vessels.
(d)	In October 2021, the Company entered into agreements relating to underwritten financing arrangements totaling $1,362,857,000, related to 17 newbuild containership vessels.
(e)	In October and November 2021, the Company entered into agreements for sale-leaseback financing arrangements totaling $1,333,897,000, related to 16 newbuild containership vessels.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following should be read in conjunction with the unaudited consolidated financial statements and related notes included in this Report and the audited consolidated financial statements and related notes for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission on an Atlas Corp. Form 6-K. Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.

Overview

General

Seaspan was incorporated on May 3, 2005, in the Republic of the Marshall Islands. Seaspan is a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at September 30, 2021, we operated a fleet of 132 vessels that have an average age of approximately eight years, on a TEU weighted basis.

Customers for our operating fleet as at September 30, 2021 are as follows:

Customer for Current Fleet	Number of vessels under charter	TEUs under charter
CMA CGM	19	173,700
COSCO	34	267,500
Hapag-Lloyd	13	109,250
Maersk	17	79,500
MSC	7	79,000
ONE	24	199,650
Yang Ming Marine	15	210,000
ZIM	3	13,600

Our primary objective for Seaspan is to continue to grow our containership leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region to various overseas export markets in the United States and in Europe.

We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our “vessels”.

The following table summarizes key facts regarding Seaspan’s fleet as of September 30, 2021:

Vessel Class (TEU)	# Vessels (Total Fleet)	# Vessels (of which are unencumbered)	Average Age (Years)(7)	Average Remaining Charter Period (Years)(1)(7)	Average Daily Charter Rate (in thousands of USD)	Days Off-Hire(5)	Total Ownership Days(6)
2500-3500	14	6	13.3	2.6	20.2	16	1288
4250-5100	33	18	14.3	3.0	19.8	104	3036
8500-9600(2)	18	3	11.7	4.4	44.7	-	1656
10000-11000(3)	33	4	6.0	6.1	32.1	46	3036
12000-13100(4)	17	-	7.2	4.6	44.5	-	1473
14000+	17	2	5.6	4.4	48.0	1	1562
Total/Average	132	33	8.2	4.7	33.1	167	12,051

(1)	Excludes options to extend charter.
(2)	Includes 3 vessels on bareboat charter.
(3)	Includes 8 vessels on bareboat charter.
(4)	Includes 2 vessel on bareboat charter.
(5)	Days Off-Hire includes scheduled and unscheduled days related to vessels being off-charter during the quarter ended September 30, 2021.
(6)	Total Ownership Days for the quarter ended September 30, 2021 includes time charters and bareboat charters and excludes days prior to the initial charter hire date.
(7)	Averages shown are weighted by TEU

Significant Developments During the Quarter ended September 30, 2021

Shipbuilding Contracts for Newbuild Containerships

During the quarter ended September 30, 2021, Seaspan entered into agreements with shipyards to build 25 newbuild containerships that are summarized below.

	Newbuilds	Total TEU
7000 TEU LNG	15	105,000
7000 TEU	10	70,000
Total	25	175,000

Upon delivery, these vessels will commence long-term charters with leading global liner companies.

Vessel Delivery and Acquisition

In July 2021, Seaspan accepted delivery of one 15,000 TEU scrubber-fitted vessel.

In September 2021, Seaspan accepted delivery of a 12,200 TEU vessel representing the first newbuild delivery since 2018, which commenced 18-year charter with MSC.

Note Redemptions

In May 2021, Atlas exchanged an aggregate principal amount of $52.2 million 7.125% senior notes due 2027 of Seaspan Corporation (the “Seaspan 2027 Notes”) for an equivalent amount of its 7.125% senior notes due 2027 (the “Atlas 2027 Notes”). In July 2021, Atlas exchanged an additional $151,000 of Seaspan 2027 Notes for Atlas 2027 Notes, following which Seaspan redeemed the remaining $27.6 million of Seaspan 2027 Notes for cash plus accrued and unpaid interest.

In August 2021, the Company redeemed all of its remaining 5.50% senior notes held by certain affiliates of Fairfax Financial Holdings Limited (“Fairfax”), including $250.0 million of 5.50% senior notes due 2025 (the “2025 Notes”) and $50.0 million of 5.50% senior notes due 2026 (the “2026 Notes” and together with the 2025 Notes, the “Fairfax Notes”), for cash on August 23, 2021.

Sale-Leaseback Financing

In August 2021, the Company entered into $661.8 million in sale-leaseback financing arrangements related to six newbuild containership vessels, subject to satisfaction of customary closing conditions.

Private Placement of Notes

In July 2021, the Company issued $750.0 million aggregate principal amount of 5.50% senior unsecured notes due 2029. The notes are a blue transition bond and Seaspan’s senior unsecured obligations and accrue interest at a rate of 5.50% per year, payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2022. The notes are not guaranteed by Atlas or any of its or Seaspan’s respective subsidiaries. The notes will mature on August 1, 2029, unless earlier repurchased or redeemed.

Senior Secured Notes Issuance

In August 2021, the Company issued $50.0 million of Senior Secured Notes, Series B. The Series B Senior Secured Notes mature in 2031 and bear interest at 3.91% per annum.

Impact of COVID-19 on our Business

The spread of the COVID-19 virus has caused substantial disruptions in the global economy and the shipping and energy industries, as well as significant volatility in the financial markets. The duration and full effects of this global health emergency and related disruptions are uncertain, although expected to continue for the near future as the success and timing of COVID-19 vaccination programs and containment strategies are also uncertain. Negative impacts of COVID-19 are expected to reverberate beyond the duration of the pandemic itself.

Notwithstanding the foregoing, some of the negative impacts of COVID-19 on the container shipping industry have reversed. Following a period of reduced container trade and associated charter rates in the first half of 2020, container trade and charter rates have since rebounded markedly due to increased demand and lack of capacity. We believe future significant downside risk to Seaspan’s business is mitigated by our longstanding business relationships and the long-term contracts securing the majority of our fleet, including the 60 forward fixtures executed since the beginning of 2021.

For Seaspan, the costs of operations have increased due to COVID-19’s impact on supply chains, on workers’, surveyors’ and other specialists’ access to the shipyards to complete repairs and inspections, and on the ability to conduct crew transfers. Accordingly, we have made logistical changes and worked with vendors to ensure continued access to equipment and supplies and mitigate costs. We have also intentionally delayed or altered plans for repairs and vessel projects where practicable. For our crew, we have developed and implemented extended onboard management procedures and we have prepared response plans should any crew member fall ill onboard. In addition, although embarkation and disembarkation of seafarers remains challenging and there are increased costs associated, we are conducting crew changes at ports where transfers are permitted. Management has obtained agreements from certain charterers to alter trading routes to facilitate crew changes.

Many of our office staff continue to work remotely. As the various jurisdictions in which we operate begin to re-open, we are evaluating the return to our offices, business travel and physical meetings consistent with local health authority directives and recommendations.

We continuously monitor the developing situation, as well as our customers’ response thereto, and make all necessary preparations to address and mitigate, to the extent possible, the impact of COVID-19 to our Company.

Subsequent Events

Dividends

On October 1, 2021, the Company declared dividends of $46.0 million on its common shares to Atlas, which was paid on October 27, 2021.

Newbuilds funding

In October 2021, we entered into a facility agreement providing for an aggregate $633.1 million in term loans, to finance eight newbuild containership vessels.

In October 2021, we entered into agreements relating to underwritten financing arrangements totaling $1,362.9 million, related to 17 newbuild containership vessels.

In October and November 2021, we entered into agreements for sale-leaseback financing arrangements totaling $1,333.9 million, related to 16 newbuild containership vessels.

Vessel sale

On October 29, 2021, the Company sold one 4,250 TEU vessel for an aggregate purchase price of $38.3 million. Through a series of transactions, the vessel was ultimately purchased by a wholly owned subsidiary of Zhejiang Energy Atlas Marine Technology Co., Ltd, which is 50% owned by Atlas. Seaspan continues to manage the ship operations of the vessel.

Three and nine months ended September 30, 2021, Compared with Three and Nine Months Ended September 30, 2020

The following tables summarize Seaspan’s consolidated financial results for the three and nine months ended September 30, 2021, and 2020.

Consolidated Financial Summary (in millions of US dollars)	Three months ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	$379.0	$305.9	$1,063.4	$902.2
Ship operating expense	73.0	67.3	215.6	180.8
Depreciation and amortization expense	77.5	73.6	228.6	212.9
General and administrative expense	10.8	7.0	30.0	22.8
Operating lease expense	35.6	36.0	107.0	111.3
Operating earnings	182.1	122.0	482.2	374.4
Interest expense	45.0	40.7	138.0	134.5
Net earnings	67.2	78.3	204.8	205.1
Cash from operating activities	217.0	166.7	563.5	440.0

Operating Results

Ownership Days are the number of days a vessel is owned and available for charter. Ownership Days On-Hire are the number of days a vessel is available to the charterer for use. The primary driver of Ownership Days is the increase or decrease in the number of vessels in our fleet.

Total Ownership Days increased by 663 days for the three months ended September 30, 2021, compared with the same period in 2020. The increase for the nine months ended September 30, 2021, was primarily due to the delivery of the six vessels after September 2020, which contributed 551 days.

Vessel Utilization represents the number of Ownership Days On-Hire as a percentage of Total Ownership Days. The following table summarizes Seaspan’s Vessel Utilization for the last eight consecutive quarters:

	2019	2020				2021
	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Vessel Utilization:
Time Charter Ownership Days(1)	9,791	9,646	10,047	10,284	10,520	10,318	10,609	10,946
Bareboat Ownership Days(1)	523	1,069	1,092	1,104	1,104	1,112	1,092	1,105
Total Ownership Days	10,314	10,715	11,139	11,388	11,624	11,430	11,701	12,051
Less Off-Hire Days:
Scheduled Dry-Docking	(59)	(131)	(195)	(89)	(20)	(63)	(111)	(123)
Unscheduled Off-Hire(2)	(36)	(90)	(90)	(68)	(28)	(25)	(60)	(44)
Ownership Days On-Hire	10,219	10,494	10,854	11,231	11,576	11,342	11,530	11,884
Vessel Utilization	99.1%	97.9%	97.4%	98.6%	99.6%	99.2%	98.5%	98.6%
(1)	Ownership Days for time charters and bareboat charters exclude days prior to the initial charter hire date
(2)	Unscheduled off-hire includes days related to vessels being off-charter.

Vessel utilization remained constant and increased for the three and nine months ended September 30, 2021, compared with the same periods in 2020 respectively. The increase was primarily due to a decrease in the number of Scheduled Dry-Docking days.

New Vessel Contracts

As of September 30, 2021, our operating fleet had an average age of 8.2 years with remaining charter duration of 4.7 years.

Secondhand Acquisitions

The following table summarizes key facts regarding our secondhand vessels acquired in 2021:

Vessel Name	Vessel Class (TEU)	Delivery Date	Charterer	Length of Charter(1)	Charter Type

Mediterranean Bridge (2)	8500	Apr-21	ZIM	6 years	Time Charter
Gulf Bridge (3)	8500	May-21	ZIM	6 years	Time Charter
CMA CGM Chile (4)	15000	May-21	CMA CGM	6 years	Time Charter
CMA CGM Mexico (4)	15000	Jul-21	CMA CGM	6 years	Time Charter

(1)	All options to extend the term are exercisable at the charterer’s option unless otherwise noted.
(2)	Existing time charter on acquired vessel ends September 2021 and long-term charter commences thereafter.
(3)	Existing time charter on acquired vessel ends June 2023 and long-term charter commences thereafter.
(4)	Remaining length of charter from acquisition date.

Newbuild Vessels

The following table summarizes key facts regarding our 69 newbuild vessels totaling 826,800 TEU as of September 30, 2021:

Hull Number	Vessel Class (TEU)	Expected Delivery Date	Charterer	Length of Charter(1)	Charter Type
2338(2)	24000	Jun-23	MSC	18 years	Bareboat Charter
2339(2)	24000	Jul-23	MSC	18 years	Bareboat Charter
H1845A	15500	Aug-23	Maersk	Minimum 84 months and up to 96 months	Time Charter
H2760	15500	Oct-23	Maersk	Minimum 84 months and up to 96 months	Time Charter
H2761	15500	Dec-23	Maersk	Minimum 84 months and up to 96 months	Time Charter
H1846A(3)	15500	Dec-23	MSC	18 years	Bareboat Charter
H1847A(3)	15500	May-24	MSC	18 years	Bareboat Charter
H2762(3)	15500	Mar-24	MSC	18 years	Bareboat Charter
1384(3)(4)	15000	Apr-24	ONE	5 years	Time Charter
1385(3)(4)	15000	May-24	ONE	5 years	Time Charter
1344(3)(4)	15000	Mar-24	ONE	5 years	Time Charter
1345	15000	Apr-24	ONE	5 years	Time Charter
1346	15000	May-24	ONE	5 years	Time Charter
1347	15000	Jun-24	ONE	5 years	Time Charter
1340	15000	Jan-23	ONE	Minimum 60 months and up to 64 months	Time Charter
1341	15000	Apr-23	ONE	Minimum 60 months and up to 64 months	Time Charter
1342	15000	May-23	ONE	Minimum 60 months and up to 64 months	Time Charter
1343	15000	Jul-23	ONE	Minimum 60 months and up to 64 months	Time Charter
2434	15000	Feb-23	ZIM	12 years	Time Charter
2435	15000	Mar-23	ZIM	12 years	Time Charter
2436	15000	Apr-23	ZIM	12 years	Time Charter
2437	15000	May-23	ZIM	12 years	Time Charter
2438	15000	Jul-23	ZIM	12 years	Time Charter
2444	15000	Sep-23	ZIM	12 years	Time Charter
2445	15000	Nov-23	ZIM	12 years	Time Charter
2446	15000	Nov-23	ZIM	12 years	Time Charter
2447	15000	Dec-23	ZIM	12 years	Time Charter
2448	15000	Jan-24	ZIM	12 years	Time Charter
1360(4)	15000	Sep-23	MSC	18 years	Bareboat Charter
1361(4)	15000	Oct-23	MSC	18 years	Bareboat Charter
1362(4)	15000	Nov-23	MSC	18 years	Bareboat Charter
1363(4)	15000	Dec-23	MSC	18 years	Bareboat Charter
1364(4)	15000	Dec-23	MSC	18 years	Bareboat Charter
1365(4)	15000	Feb-24	MSC	18 years	Bareboat Charter
J0263	12200	Nov-21	MSC	18 years	Bareboat Charter
J0264	12200	Apr-22	MSC	18 years	Bareboat Charter
J0265	12200	Jun-22	MSC	18 years	Bareboat Charter
J0266	12200	Nov-21	MSC	18 years	Bareboat Charter
2270	12000	Sep-22	ONE	Minimum 60 months and up to 64 months	Time Charter
2271	12000	Oct-22	ONE	Minimum 60 months and up to 64 months	Time Charter
2822	12000	Jul-22	ONE	Minimum 60 months and up to 64 months	Time Charter
2823	12000	Aug-22	ONE	Minimum 60 months and up to 64 months	Time Charter
2049	12000	Oct-22	ZIM	5 years	Time Charter
2050	12000	Nov-22	ZIM	5 years	Time Charter
1369	7000	Oct-23	ZIM	12 years	Time Charter
1370	7000	Nov-23	ZIM	12 years	Time Charter
1371	7000	Dec-23	ZIM	12 years	Time Charter
1372	7000	Jan-24	ZIM	12 years	Time Charter
1373	7000	Feb-24	ZIM	12 years	Time Charter
1386	7000	Apr-24	ZIM	12 years	Time Charter
1387	7000	May-24	ZIM	12 years	Time Charter
1388	7000	Jun-24	ZIM	12 years	Time Charter
1389	7000	Jun-24	ZIM	12 years	Time Charter
1390	7000	Aug-24	ZIM	12 years	Time Charter
1394	7000	Oct-24	ZIM	12 years	Time Charter
1395	7000	Nov-24	ZIM	12 years	Time Charter
1396	7000	Nov-24	ZIM	12 years	Time Charter
1397	7000	Dec-24	ZIM	12 years	Time Charter
1398	7000	Dec-24	ZIM	12 years	Time Charter
H1562	7000	Apr-24	ONE	10 years	Time Charter
H1563	7000	May-24	ONE	10 years	Time Charter
H1564	7000	Jun-24	ONE	10 years	Time Charter
H1565	7000	Jul-24	ONE	10 years	Time Charter
H1566	7000	Jul-24	ONE	10 years	Time Charter
H1567	7000	Aug-24	ONE	10 years	Time Charter
H1568	7000	Sep-24	ONE	10 years	Time Charter
H1569	7000	Sep-24	ONE	10 years	Time Charter
H1570	7000	Oct-24	ONE	10 years	Time Charter
H1571	7000	Nov-24	ONE	10 years	Time Charter
(1)	Excludes all option periods in the charterer’s option.
(2)	In October 2021, delivery dates were extended by two months.
(3)	In October 2021, the charterers for three 15500 TEU and 15000 TEU vessels were swapped between MSC and ONE.
(4)	In October 2021, nine of the 15000 TEU vessels were upgraded to 16000 TEU with delivery dates extended by two months.

Gross Contracted Cash Flows – Undelivered Vessels

As of September 30, 2021, the gross contracted cashflows for 69 undelivered vessels is summarized below:

(in millions of USD)
Remainder of 2021	$1.7
2022	59.2
2023	463.3
2024	1,001.4
2025	979.7
2026	979.7
Thereafter	7,674.9
$11,159.9

Financial Results Summary

Revenue

Revenue increased by 23.9% to $379.0 million and by 17.9% to $1,063.4 million for the three and nine months ended September 30, 2021, respectively, compared with the same period in 2020. The increase in revenue was primarily due to an increase in average charter rates for its existing vessels and contribution from the delivery of six vessels after September 2020.

Ship Operating Expense

Operating expense increased by 8.5% to $73.0 million and by 19.2% to $215.6 million for the three and nine months ended September 30, 2021, respectively, compared with the same periods in 2020. The increase was primarily due to the delivery of six vessels between September 2020 and September 2021.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 5.3% to $77.5 million and by 7.4% to $228.6 million for the three and nine months ended September 30, 2021, respectively, compared with the same periods in 2020. The increase was primarily due to the delivery of six vessels between September 2020 and September 2021.

General and Administrative Expense

General and administrative expense increased by 54.3% to $10.8 million and increased by 31.6% to $30.0 million for the three and nine months ended September 30, 2021, respectively, compared with the same period in 2020. The increase was primarily due to an increase in general corporate expenses including non-cash share-based compensation.

Loss on debt extinguishment

During the three months ended September 30, 2021, there was a $70.9 million and $127.0 million non-cash charge for loss on debt extinguishment related to early debt settlement.

Operating Lease Expense

Operating lease expense decreased by 1.1% to $35.6 million and by 3.9% to $107.0 million for the three and nine months ended September 30, 2021, respectively, compared with the same periods in 2020. The decrease was primarily due to a decrease in LIBOR.

Interest Expense and Amortization of Deferred Financing Fees

The following table summarizes our borrowings:

(in millions of US dollars)	September 30,		Change
	2021	2020	$	%
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$544.1	796.4	$(252.3)	(31.7)%
Term loan credit facilities	1,639.2	1,912.3	(273.1)	(14.3)%
Senior unsecured notes	1,250.0	80.0	1,170.0	1462.5%
Fairfax Notes	-	600.0	(600.0)	(100.0)%
Senior Unsecured Exchangeable Notes	201.3	-	201.3	100.0%
Senior Secured Notes	500.0	-	500.0	100.0%
Debt discount and fair value adjustment	(5.4)	(136.0)	130.6	96.0%
Other financing arrangements, excluding deferred financing fees	1,211.2	808.3	402.9	49.8%
Total borrowings (1)	$5,340.4	$4,061.0	$1,279.4	31.5%
Vessel under construction	(1,020.0)	-	(1,020.0)	100.0%
Operating borrowings (1)	$4,320.4	$4,061.0	$259.4	6.4%

(1)

Total borrowings is a non-GAAP financial measure which comprises of long-term debt and other financing arrangements, excluding deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP.

Interest expense increased by $4.3 million to $45.0 million and by $3.5 million to $138.0 million to for the three and nine months ended September 30, 2021, respectively, compared with the same period in 2020. The increase is primarily due to the issuance of the Exchangeable Notes, and Bonds partially offset by the decrease in LIBOR rates.

Loss on Derivative Instruments

The change in fair value of derivative instruments resulted in a gain of $3.5 million and a loss of $7.6 million for the three and nine months ended September 30, 2021, respectively. The loss for this period was primarily due to a decrease in the LIBOR forward curve and the impact of swap settlements.

The fair value of our interest rate swaps are subject to, and the fair value of our Fairfax derivative put instruments (which are no longer outstanding) were subject to, change based on our company specific credit risk included in the discount factor and current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized during the term of the instruments. Our valuation techniques have not changed, and we believe that such techniques are consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $22.4 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to the corporate Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $0.5 million.

Our fair value instruments, including interest rate swaps and put instruments were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Interim Consolidated Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in Atlas’ 2020 Annual Report on Form 20-F for additional information.

Liquidity and Capital Resources

Liquidity

As of September 30, 2021, we have total liquidity of $789.9 million, consisting of $140.4 million of cash and cash equivalents and $649.5 million of undrawn commitments under available revolving credit facilities and term loan facilities. Our primary short-term liquidity needs are to fund our operating expenses, investments in assets including vessels under construction, debt repayments, lease payments, swap settlements, payment of quarterly dividends and payments on our other financing arrangements. Our medium-term liquidity needs primarily relate to debt repayments, vessel purchase commitments, lease payments and payments on our other financing arrangements. Our long-term liquidity needs primarily relate to potential future acquisitions, lease payments, debt repayments including repayment of our notes, the potential future redemption of our preferred shares and payments on our other financing arrangements. Please read note 7 “Long-term debt”, note 8 “Operating lease liabilities”, note 9 “Other financing arrangements” in our Interim Consolidated Financial Statements for additional information.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash from operations, and existing and new credit facilities and other financing arrangements. We anticipate our medium and long-term sources of funds will be from cash from operations, new credit facilities, lease facilities and capital markets financings to the extent available.

The following table summarizes our liquidity as of September 30, 2021 and 2020:

(in millions of US dollars)	September 30,
	2021	2020
Cash and cash equivalents	$140.4	$169.8
Undrawn revolving credit facilities	470.0	150.0
Undrawn term loan facilities	179.5	-
Total liquidity	$789.9	$319.8

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of assets. As at September 30, 2021, our credit facilities are secured by first-priority mortgages granted on 69 of our vessels, together with other related security, such as assignments of lease contracts, earnings for our assets, assignments of insurances and management agreements for vessels.

As of September 30, 2021, we had $2.2 billion outstanding under our revolving credit facilities and term loan credit facilities excluding deferred financing fees. In addition, there is $470.0 million available to be drawn under our revolving credit facilities.

Interest payments on our revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 2.3% as of September 30, 2021.

Interest payments on our term loan credit facilities are based on LIBOR plus margins, which ranged between 0.4% and 2.3% as of September 30, 2021. For a portion of one of our term loans, interest is calculated based on the reference rate of KEXIM plus a margin, which was 0.7% as of September 30, 2021. One of our term loan credit facilities bears interest at a fixed rate of 7.7%. Two of our term loans bear interest at a fixed rate of 3.8%.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including without limitation the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a replacement charter acceptable to lenders within a prescribed period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined. Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. We were in compliance with these covenants at September 30, 2021.

The following is a schedule of key facts relating to the Company’s credit facilities as of September 30, 2021:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered
Remainder of 2021	$66.9	$84.0	$150.9	4	$207.5
2022	203.4	406.5	609.9	8	687.5
2023	143.2	111.4	254.6	3	366.0
2024	125.3	–	125.3	–	–
2025	122.4	–	122.4	–	–
2026	61.0	704.0	765.0	–	–
2027	13.4	119.8	133.2	–	–
2028	8.8	–	8.8	–	–
2029	8.8	–	8.8	–	–
2030	4.4	–	4.4	2	173.1
Thereafter	-	–	–	52	3,257.8
Total	$757.6	$1,425.7	$2,183.3	69	$4,691.9

Notes

As of September 30, 2021, we had $2.0 billion outstanding under our 3.75% exchangeable senior notes (the “Exchangeable Notes”), our 6.5% senior unsecured bonds due 2024 (the “2024 Bonds”), our 6.5% senior unsecured bonds due 2026 (the “2026 Bonds” and together with the 2024 Bonds, the “Bonds”), sustainability-linked senior secured notes (the “Senior Secured Notes”), and 5.5% senior unsecured notes due 2029 (the “2029 Notes”), excluding deferred financing fees. As of September 30, 2021, there were no Fairfax Notes outstanding.

Our Exchangeable Notes are exchangeable at the holders’ option into an aggregate 15,474,817 Atlas common shares at an initial exchange price of $13.005 per share, the cash equivalent or a combination thereof, as elected by us, at any time on or after September 15, 2025, or earlier upon the occurrence of certain market price triggers, significant corporate events, or in response to early redemption elected by us. The holders may require us to redeem the Exchangeable Notes upon the occurrence of certain corporate events qualifying as a fundamental change in the business. We may redeem the Exchangeable Notes in connection with certain tax-related events or on any business day on or after December 20, 2023 and prior to September 15, 2025, if the last reported sale price of Atlas shares is at least 130.0% of the exchange price during a specified measurement period. A redemption of the Exchangeable Notes is made at 100.0% of the principal amount, plus accrued and unpaid interest. In connection with the Exchangeable Notes, we entered into capped call transactions using $15.5 million in proceeds from the issuance of the Exchangeable Notes to reduce the potential dilution to Atlas shares and/or offset any cash payments that are required upon an exchange, up to a maximum share price.

In February and April 2021, we issued $200.0 million and $300.0 million of Bonds, respectively. The Bonds bear interest at 6.5% per annum and mature in February 2024 and April 2026, respectively. Upon maturity, 100.0% of the principal balance is due or 100.5% if certain sustainability-linked targets are not achieved, except in the event of certain eligible changes in tax law. Upon the occurrence of a Change in Control or a De-Listing event (as defined in the relevant Bond Terms), each holder of Bonds will have the right to require us to purchase all or a portion of such holder’s Bonds at a purchase price equal to 101.0% of the principal amount thereof plus accrued and unpaid interest, if any.

On May 21 and August 12, 2021, we issued an aggregate $500.0 million of Senior Secured Notes, which bear interest between 3.91% and 4.26% and mature between 2031 and 2036. The Senior Secured Notes are secured by the same portfolio of vessels as our Program.

On July 14, 2021, the Company issued $750.0 million of 2029 Notes. These notes accrue interest at 5.5% per annum.

Please read “Significant Developments During the Quarter-ended September 30, 2021” for additional information.

Operating Leases

As of September 30, 2021, we had 14 vessel operating lease arrangements. Under 13 of the operating lease arrangements, we may purchase the vessels for a predetermined fair value purchase price. For the remaining lease, we may purchase the vessel at the end of the lease term for the greater of the fair market value and a predetermined amount. As of September 30, 2021, we had total commitments, excluding purchase options, under vessel operating leases from 2021 to 2029 of approximately $814.1 million.

Under our operating lease arrangements, subject to payment of a specified termination sum, we may voluntarily terminate the arrangement in certain circumstances. We may also be required to terminate and pay a termination sum as specified in the agreements in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter suitable to the counterparties within a required period of time).

Other Financing Arrangements

We enter into financing arrangements consisting of financing sale-leaseback and failed sales arrangements with special purpose entities, which are consolidated by us as primary beneficiaries. These leases are provided by bank financial leasing owners who legally own our vessels through special purpose entities and are also granted other related security, such as assignments of time charters, earnings for the vessels, insurances for the vessels and management agreements for the vessels. We use these arrangements to finance the construction and acquisition of vessels, as well as certain of our operating vessels.

As of September 30, 2021, we have 20 vessels under these financing arrangements, which provided for borrowings of approximately $1.2 billion excluding deferred financing fees. Under these agreements, we may voluntarily terminate a lease agreement, subject to payment of a termination fee in certain circumstances. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances, such as a termination or expiry of a charter (where we do not enter into a charter acceptable to the lessors within a required period of time). If we default under these financing arrangements, our lessors could declare all outstanding amounts to be immediately due and payable and realize on the security granted under these arrangements.

For additional information about our credit and lease facilities and other financing arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in Atlas’ 2020 Annual Report.

The following is a schedule of key facts under our other financing arrangements as of September 30, 2021:

(in millions of USD)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered(1)
Remainder of 2021	$22.9	$ –	$22.9	–	$ –
2022	93.9	–	93.9	–	–
2023	94.2	–	94.2	–	–
2024	94.2	–	94.2	–	–
2025	87.1	–	87.1	–	–
2026	83.9	–	83.9	–	–
2027	83.9	–	83.9	–	–
2028	83.9	–	83.9	–	–
2029	76.1	27.0	103.1	2	193.1
2030	51.0	181.0	232.0	7	581.5
Thereafter	111.0	121.1	232.1	7	591.7(2)
Total	$882.1	$329.1	$1,211.2	16	$1,366.3

(1)	Includes unencumbered vessels that are included on our balance sheet as “Vessels” and as “Net Investment in Lease”.
(2)	Newbuilds that have not been delivered as at September 30, 2021, have not been included.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in millions of US dollars)	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net cash flows from operating activities	$217.0	$166.7	$563.5	$440.0
Net cash flows used in investing activities	(603.7)	(162.0)	(1,446.5)	(650.6)
Net cash flows from financing activities	406.0	8.2	779.9	183.1

Operating Cash Flows

Net cash flows from operating activities were $217.0 million and $563.5 million for the three and nine months ended September 30, 2021, respectively, an increase of $50.3 million and $123.5 million, respectively, compared to the same periods in 2020. The increase in net cash flows from operating activities was primarily due to the contribution of six vessels delivered to Seaspan after September 2020. For further discussion of changes in revenue and expenses, please read “Three and nine months ended September 30, 2021 Compared with Three and Nine Months Ended September 30, 2020”.

Investing Cash Flows

Net cash flows used in investing activities were $603.7 million and $1,446.5 million for the three and nine months ended September 30, 2021, respectively, an increase of cash flows used of $441.7 million and $795.9 million, respectively, compared to the same periods in 2020. The increase in cash used in investing activities for the quarter ended September 30, 2021, was primarily due to the increase in expenditures on vessel acquisitions and installments on vessels under construction compared to the same periods in 2020.

Financing Cash Flows

Net cash flows from financing activities were $406.0 million and $779.9 million for the three and nine months ended September 30, 2021, respectively, an increase of $397.8 million and $596.8 million, respectively, in cash from financing activities, compared to the same periods in 2020. The increase was primarily due to higher amounts drawn on existing and new credit facilities, net of repayments.

Ongoing Capital Expenditures

Ongoing Capital Expenditures

The average age of the vessels in our containership fleet is approximately eight years, on a TEU-weighted basis. Capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the quarter ended September 30, 2021, we completed four dry-dockings. For the remainder of 2021, we expect eight additional vessels to complete dry-docking.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. The amount of operating cash flow we retain in our business will affect the amount of our dividends. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:

(1)	the remaining lives of our vessels;
(2)	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
(3)	future contract rates for our assets after the end of their existing leases agreements;
(4)	our future operating and interest costs;
(5)	future operating and financing costs;
(6)	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and
(7)	unanticipated future events and other contingencies.

Please read “Item 3. Key Information – D. Risk Factors” in Atlas’ 2020 Annual Report for factors that may affect our future capital expenditures and results.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Estimates” in Atlas’ 2020 Annual Report.

Recent accounting pronouncements

Discontinuation of LIBOR

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under FASB’s relevant U.S. GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU. The Company is currently evaluating the impact of this guidance.

Debt with conversion and other options

In August 2020, FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)”, which simplifies the accounting for convertible debt instruments by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized. This update also revises the method in which diluted earnings per share is calculated related to certain instruments with conversion features, among other clarifications. The guidance is effective for annual reporting periods beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance.

Off-Balance Sheet Arrangements

At September 30, 2021, we do not have any off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended September 30, 2021, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this Report in the section titled “Risk Factors.”

These forward-looking statements represent our estimates and assumptions only as of the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, among others:

•	future operating or financial results;
•	future growth prospects;
•	our business strategy and capital allocation plans, and other plans and objectives for future operations;
•	our primary sources of funds for our short, medium and long-term liquidity needs;
•	our expectations as to impairments of our vessels, including the timing and amount of potential impairments;
•	the future valuation of our vessels and goodwill;
•	potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•	future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•

estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses, and general and administrative expenses

•    availability of crew for our containerships, number of off-hire days and dry-docking requirements;

•	global economic and market conditions and shipping market trends, including charter rates and factors affecting supply and demand for our containerships;
•	disruptions in global credit and financial markets as the result of the COVID-19 pandemic or otherwise;
•	conditions in the public equity market and the price of our shares;
•

our financial condition and liquidity, including our ability to realize the benefits of recent financing activities, borrow and repay funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers;
•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•	our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;
•	the length and severity of the ongoing novel coronavirus (COVID-19) pandemic, including as a result of the new variants of the virus, and its impact on our business;

•	the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•	our ability to leverage to our advantage our relationships and reputation in the containership industry;
•	changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•	disruptions and security threats to our technology systems;
•	taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•	our ability to achieve or realize expected benefits from ESG initiatives;
•	potential liability from future litigation;
•	other factors detailed in this Report and from time to time in our periodic reports; and

•    other risks that are not currently material or known to us.

Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in Atlas’ Annual Report for the year ended December 31, 2020.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes.

Interest Rate Risk

As of September 30, 2021, our variable-rate credit facilities totaled $3.4 billion, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1.0 billion. These interest rate swaps have a fair value of $36.2 million, net, in the counterparties’ favor.

The tables below provide information about our financial instruments at September 30, 2021 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read notes 12 to 14 to our consolidated financial statements included in Atlas’ 2020 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in millions of US dollars)	Remainder of 2021	2022	2023	2024	2025	Thereafter
Credit Facilities(1)	$147.7	$597.1	$240.2	$125.3	$122.4	$920.2
Vessel Operating Leases(2)	34.4	141.1	144.9	149.1	126.2	218.4
Sale-Leaseback Facilities(3)	22.9	93.9	94.2	94.2	87.1	818.9

(1)

Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.

(2)

Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates, calculated using the applicable LIBOR in place as at September 30, 2021.

(3)

Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.

As of September 30, 2021, we had the following interest rate swaps outstanding:

Fixed per annum rate swapped for LIBOR	Notional amount as of September 30, 2021	Maximum notional amount(1)	Effective date	Ending date
5.4200%	$286.2	$286.2	September 6, 2007	May 31, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
0.6300%	94.0	94.0	January 21, 2021	October 14, 2026
0.6600%	94.0	94.0	February 4, 2021	October 14, 2026
5.6000%	86.4	86.4	June 23, 2010	December 23, 2021	(2)
1.4900%	27.5	27.5	February 4, 2020	December 30, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of September 30, 2021, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us in the fair value of our financial instruments as of September 30, 2021. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

None.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

None.

Item 5 — Other Information

None.

Item 6 — Exhibits

None.